EXHIBIT 12.3

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statement on Forms F-3 (No.333-12076 and No.333-10684) and on Form S-8 (No. 333-12076) of Arel Communications and Software Ltd. of our report dated March 6, 2003 relating to the consolidated financial statements, which appears in this Annual Report on Form 20-F for the year ended December 31, 2002.

Tel-Aviv
Israel
June 30, 2003

Kesselman & Kesselman
Certified Public Accountants (Isr.)